Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03022037

March 28, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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APR 0 3 2003
SECTION

The following replaces the "Charitable Gift" announcement released on 28 March 2003 at 10:46 under RNS number 3346J.

The transfer of shares took place on 27 March 2003 and not today as indicated.

All other details remain unchanged.

On 27 March 2003, Mr Harvey McGrath, Chairman, transferred to charity 335,000 ordinary shares in Man Group plc at their historical acquisition cost of 93.5 pence per share. Following this transaction, Mr McGrath is deemed to be interested in a total of 7,026,800 Man Group plc ordinary shares representing approximately 2.29% of the Company's issued share capital.

Press Release



Man Group plc

27 March 2003

Pre-Close Trading Update

Man Group plc announces the following trading update ahead of its close period for the year ending 31 March 2003.

It is anticipated that the Group's results for the year ending 31 March 2003 will be significantly ahead of current market expectations. Sales have continued to be strong throughout the year, and are estimated to be approximately $6.0bn (see footnote 1 below), of which $1.8bn were made by RMF post acquisition.

Reflecting the level of sales and good product performance, funds under management have risen strongly and are currently estimated to be in excess of $25bn (see footnote 2 below), including $11.2bn in RMF.

Overall, Group profit before tax, goodwill and exceptional items for the year ending 31 March 2003 is anticipated to be over 15% ahead of the current market consensus forecast (see footnote 3 below), despite an adverse currency translation impact of over £20m. The principal driver behind the outperformance is the achievement of higher than forecast performance fees in the last quarter of the year. Net performance fee income for the year is estimated to be over twice last year's level. In line with market consensus, net management fee income will be up by around 50% on last year. Brokerage income (before goodwill and exceptional costs relating to the integration of GNI) is expected to be ahead of last year by at least 20%. As a result, fully diluted underlying earnings per share (represented by earnings from net management fee income plus brokerage net income) are expected to be up over 25%, in line with market expectations.

The integration of RMF has now been substantially completed and the integration of GNI is well advanced. Both these acquisitions have made a positive contribution to current year operating profit before goodwill amortisation.

Man Group will announce its preliminary results for the financial year on 22 May 2003.

Note 1:
The sales figures do not include the latest launch, Man Multi-Strategy Series 5, which will close on 31 March 2003. Whilst sales of this product are progressing well, the exact figure for the launch will not be known until early April.

Note 2:
The funds under management figure does not include the acquisition of Westport, which is expected to complete in April.

Note 3:
The market consensus figure referred to earlier in this announcement is based on forecasts of profit before tax, goodwill and exceptionals provided to Man Group by nine UK equity analysts since the Group's interim results in November 2002. They range between £260m and £337m, with the consensus, calculated as the average, being £290m.


SEC MAIL PROCESSING
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APR 03 2003
WASH. D.C.
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SECTION

Enquiries

Man Group plc 020 7285 3000
Peter Clarke
David Browne

Merlin Financial
Paul Lockstone 07876 685200
Vanessa Maydon 020 7606 1244

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 1,900 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a constituent of the FTSE 100 index. Further information on Man Group can be found at www.mangroupplc.com.

Sugar Quay
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London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

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